Transformation Capital Corporation

Two Grand Central Tower

140 East 45th Street, 16th Floor

New York, NY 10017

(212) 661-4180

December 23, 2008

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker
Donna Levy

Re: Transformation Capital Corporation
Form S-1 (Registration No. 333-149488)
Form RW-Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Transformation Capital Corporation, a Delaware corporation (the “Registrant”), hereby applies to withdraw its Registration Statement on Form S-1 (Registration No. 333-149488), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on March 3, 2008 and was amended on April 25, 2008 and on June 26, 2008.

The Registrant is requesting the withdrawal of the Registration Statement due to current market conditions and certain other factors. The Registration Statement was never declared effective by the Securities and Exchange Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (212) 661-5009 and via mail at Two Grand Central Tower, 140 East 45th Street, 16th Floor, New York, NY 10017 and to Raymond B. Check, Esq., Cleary Gottlieb Steen & Hamilton LLP, outside counsel to the Registrant, via facsimile at (212) 225-3999 and via mail at Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006.

If you have questions regarding the foregoing application for withdrawal, please call me at (212) 661-4180 or Raymond B. Check, Esq. at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2122. Thank you for your assistance in this matter.

Sincerely,

TRANSFORMATION CAPITAL CORPORATION

By:  /s/ Randall S. Yanker

Name: Randall S. Yanker

Title: Chief Executive Officer, President and Director